EXHIBIT 99.1

MATERIAL CHANGE REPORT

Item 1	Reporting Issuer

Full name of the Issuer:

Minefinders Corporation Ltd. ("Minefinders")

The address of the principal office in Canada of the reporting issuer is as follows:

2288 – 1177 West Hastings Street Vancouver, BC V6E 2K3

Tel: (604) 687-6263

Item 2	Date of Material Change

January 22, 2012

Item 3	Press Release

A joint news release in respect of the material change was issued by Minefinders and Pan American Silver Corp. ("Pan American") on January 23, 2012. A copy of the news release is attached to this report as Schedule A.

Item 4	Summary of Material Change

Pan American and Minefinders have entered into a definitive agreement (the "Arrangement Agreement") pursuant to which Pan American will acquire all of the issued and outstanding common shares of Minefinders by way of a plan of arrangement (the "Arrangement").

Item 5	Full Description of Material Change

The proposed transaction will be carried out by way of a plan of arrangement under the Ontario Business Corporations Act, whereby Pan American will acquire all of the issued and outstanding common shares of Minefinders. Minefinders shareholders will be entitled to elect to receive, in exchange for each Minefinders share held, either: (i) 0.55 shares of Pan American and $1.84 in cash; or (ii) 0.6235 shares of Pan American; or (iii) $15.60 in cash, subject to pro-ration under total aggregate cash and share pools of approximately $176 million and approximately 53 million Pan American shares, respectively, on a fully-diluted basis. Assuming full pro-ration, Minefinders shareholders will receive 0.55 shares of Pan American and $1.84 in cash, in exchange for each Minefinders share held. Each outstanding option of Minefinders shall be exchanged for an option of Pan American that will entitle the holder to receive, upon the exercise thereof, 0.6235 of a Pan American share at an exercise price equal to the exercise price of the exchanged Minefinders option divided by 0.6235 (subject to rounding).

The consideration represents a total offer value of $15.60 per Minefinders share, based on the January 20, 2012 closing price of Pan American common shares on the Toronto Stock Exchange and a premium of 36% to the January 20, 2012 closing price of Minefinders shares on the Toronto Stock Exchange (33% premium based on the respective volume weighted average prices of Pan American and Minefinders on the Toronto Stock Exchange for the 20 trading days ending January 20, 2012). The proposed transaction implies a total transaction value of approximately $1.5 billion. Upon completion of the transaction, existing Minefinders shareholders will own approximately 33% of Pan American on a fully-diluted basis.

The proposed transaction is subject to certain customary conditions, including court approval, the approval of not less than (i) 66-2/3% of the votes cast by Minefinders shareholders voting as a single class, and (ii) 66-2/3% of the votes cast by Minefinders shareholders and Minefinders option holders, voting together as a single class at a special meeting of Minefinders security holders that is expected to be held in March 2012, and not less than a majority of the votes cast at a special meeting of Pan American shareholders that is expected to be held on the same date. Pursuant to the Arrangement Agreement, the proposed transaction is also subject to applicable stock exchange and regulatory approvals and the satisfaction of certain closing conditions customary for transactions of this nature. The Arrangement Agreement also provides for, among other things, customary reciprocal board support and non-solicitation covenants (subject to "fiduciary out" provisions that entitle either party to consider and accept a superior proposal and a 5-business day "right to match" in favour of Pan American in the event of a superior proposal for Minefinders). The Arrangement Agreement also provides for reciprocal termination payments of $42 million and reciprocal expense reimbursement payments of $5 million in certain specified circumstances.

The boards of directors of Pan American and Minefinders have each unanimously determined that the proposed transaction is fair and in the best interest of their respective companies and recommend that their respective security holders vote in favour of the proposed transaction. CIBC World Markets, exclusive financial advisor to Pan American, and Scotia Capital, independent fairness opinion provider to the board of directors of Pan American, have each provided an opinion to the effect that the consideration offered to Minefinders shareholders is fair, from a financial point of view, to Pan American. BMO Capital Markets, exclusive financial advisor to Minefinders and its board of directors, has provided an opinion to the effect that the consideration to be received by Minefinders shareholders is fair, from a financial point of view, to Minefinders shareholders.

Minefinders' directors and senior management, representing, in aggregate, approximately 3.5% of Minefinders' fully diluted shares outstanding, have entered into customary voting support agreements pursuant to which, among other things, they have agreed to vote their Minefinders shares in favour of the proposed transaction.

If approved by security holders of Minefinders and shareholders of Pan American, the proposed transaction is expected to be completed by the end of March 2012.

The terms and conditions for the proposed transaction will be summarized in the Management Information Circulars to be mailed to Minefinders and Pan American securityholders, respectively, in February 2012. Copies of the Arrangement Agreement, the Management Information Circulars, and certain related documents and agreements will be filed with Canadian and U.S. securities regulators and will be available on the SEDAR website at www.sedar.com under Pan American's and Minefinders' profiles, as applicable.

Pursuant to the indenture for Minefinders' 4.5% convertible senior notes due in 2015, Pan American will make an offer to purchase the convertible notes at face value (including accrued and unpaid interest) within 30 days of the effective closing date of the Arrangement.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

None.

Item 8	Executive Officer

Greg D. Smith Vice President, Finance and Chief Executive Officer Tel: (604) 687-6263

Item 9	Date of Report

February 1, 2012.

Schedule A

Please see the attached document

PAN AMERICAN TO ACQUIRE MINEFINDERS AND CREATE THE
LEADING GEOGRAPHICALLY-DIVERSIFIED SILVER PRODUCER
(All amounts in Canadian dollars unless otherwise stated)

Pan American adds a long-life, low-cost operating silver and gold mine with significant expansion potential to its portfolio; Minefinders shareholders to receive a 36% premium and exposure to a world-class, geographically-diversified portfolio of silver producing and development assets

Vancouver, B.C. – January 23, 2012 – Pan American Silver Corp. (TSX: PAA; NASDAQ: PAAS) (“Pan American”) and Minefinders Corporation Ltd. (TSX: MFL; NYSE/AMEX: MFN) (“Minefinders”) are pleased to announce that they have entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which Pan American will acquire all of the issued and outstanding common shares of Minefinders by way of a plan of arrangement. Under the terms of the Arrangement Agreement, Minefinders shareholders will be entitled to elect to receive, in exchange for each Minefinders share held, either: (i) 0.55 shares of Pan American and $1.84 in cash; or (ii) 0.6235 shares of Pan American; or (iii) $15.60 in cash, subject to pro-ration under total aggregate cash and share pools of approximately $176 million and approximately 53 million Pan American shares, respectively, on a fully-diluted basis. Assuming full pro-ration, Minefinders shareholders will receive 0.55 shares of Pan American and $1.84 in cash in exchange for each Minefinders share held.

The consideration represents a total offer value of $15.60 per Minefinders share, based on the January 20, 2012 closing price of Pan American common shares on the Toronto Stock Exchange and a premium of 36% to the January 20, 2012 closing price of Minefinders shares on the Toronto Stock Exchange (33% premium based on the respective volume weighted average prices of Pan American and Minefinders on the Toronto Stock Exchange for the 20 trading days ending January 20, 2012). The proposed transaction implies a total transaction value of approximately $1.5 billion. Upon completion of the transaction, existing Minefinders shareholders will own approximately 33% of Pan American on a fully-diluted basis.

Transaction Highlights

●
Creates the leading growth-oriented, geographically-diversified silver producer with combined market capitalization of approximately $4 billion: The combined company will be one of the largest diversified silver mining companies by market capitalization, providing enhanced capital markets scale and profile and increased strategic flexibility.

●
Exceptional growth profile with expected silver production to double by 2015: The combined company will have a leading and well sequenced growth profile combining immediate access to near-term cash flow with significant future growth opportunities. Combined production for the year ended 2011 of approximately 26 million ounces of silver (based on Pan American 2011 guidance and Minefinders disclosed 2011 results), expected to reach over 50 million ounces by the year 2015. Minefinders’ Dolores property provides a number of attractive near-term opportunities to drive production growth prior to the expected commencement of production at Pan American’s Navidad project.

●
Enhanced portfolio diversification and project pipeline: The combined company will consist of 8 operating mines and an extensive portfolio of development and exploration projects in jurisdictions throughout the Americas where Pan American currently operates. Based on expected silver production in 2011, approximately 52% of combined production will be from mines in Mexico, 21% from Peru, 15% from Argentina and 12% from Bolivia.

●
Significant silver Mineral Reserves and Mineral Resources: The combined company will have a significant Mineral Reserve base consisting of 350 million ounces of Proven and Probable silver Mineral Reserves and 3.0 million ounces of Proven and Probable gold Mineral Reserves – with additional Measured and Indicated Mineral Resources of 742 million ounces of silver and 2.0 million ounces of gold and Inferred Mineral Resources of 265 million ounces of silver and 1.4 million ounces of gold, as of the end of December 20101.

●
Strong balance sheet and access to capital: The additional cash flow from Minefinders’ Dolores property will solidify Pan American’s ability to fund its industry-leading growth profile without equity dilution while maintaining its existing dividend. The pro forma company will have a cash balance of approximately US$5702 million, undrawn credit facilities in the amount of US$150 million, substantial cash flow generating capacity and negligible debt. In addition, Pan American shares will remain one of the world’s most liquid silver investments with listings on both the TSX and NASDAQ and with one of the largest public market floats of primary silver producers.

●
Attractive re-rating opportunity: The valuation of the combined company will be well positioned to benefit from enhanced scale, diversification and growth profile as well as strong transaction rationale.

Geoff Burns, President and CEO of Pan American, commented,“Given the location of Minefinders’ assets, we believe this acquisition is logical and consistent with Pan American’s vision to become the largest, low-cost primary producer of silver in the world. Silver production from Minefinders’ Dolores mine has increased almost 200% over the last year and we expect to see further increases into the future. As a producing, long-life, low-cost mine, Dolores will not only add to Pan American’s production, but will help balance our entire portfolio of producing and development assets.” Mr. Burns continued, “Minefinders also has significant expansion potential and exceptional exploration opportunities at Dolores and a number of other promising early stage properties. The combined company will be in an excellent position to see those assets reach their ultimate potential. Once the transaction is complete, we will focus our combined team on the exciting longer-term expansion opportunities at Dolores. We also look forward to continuing to build on the positive relationship that Minefinders has established with the local communities, ejidos and its own workers, at and around the Dolores mine.”

Mark Bailey, President and CEO of Minefinders, added, “Since drilling the discovery hole on the Dolores deposit in 1996, we have successfully advanced the project through exploration, permitting, and construction into a low-cost gold and silver producer. The proposed combination with Pan American represents an exciting next step for our shareholders as they gain exposure to a diverse portfolio of world class producing and development assets along with the substantial resources and expertise that a larger company possesses. Moreover, we believe that the addition of the Dolores deposit along with a strong portfolio of exploration and development projects and a dedicated team of employees provides a significant contribution to the future growth and success of Pan American”.

Benefits to Pan American Shareholders

●	Clearly establishes Pan American’s position as the leading geographically-diversified primary silver mining company

●	Enhances Pan American’s growth profile with the addition of near-term production, combined with significant development and exploration opportunities, including a potential mill expansion at Dolores

●	Meaningfully reduces Pan American’s silver cash costs through the addition of low-cost production from Dolores

●	Strengthens ability to finance organic growth using internally generated funds while maintaining Pan American’s existing dividend

●	Increases production from Mexico, a mining-friendly jurisdiction where Pan American already has extensive operations

●	Logical combination with potential for meaningful synergies

●	Adds a strong team of experienced mining professionals currently operating the Dolores mine

Benefits to Minefinders Shareholders

●	Immediate and significant premium

●	Exposure to a diverse portfolio of producing and development assets

●	Ability to participate in the success of the combined company

●	Enhanced growth profile and exposure to the upside associated with successful permitting and development of Navidad

●	Expansion of current Mexican and Latin American management expertise that includes a proven track record of successful mill expansions and underground development

●	Dividends, greater liquidity and increased market profile

Summary of the Transaction

The proposed transaction will be carried out by way of a plan of arrangement under the Ontario Business Corporations Act, whereby Pan American will acquire all of the issued and outstanding common shares of Minefinders. Minefinders shareholders will be entitled to elect to receive, in exchange for each Minefinders share held, either: (i) 0.55 shares of Pan American and $1.84 in cash; or (ii) 0.6235 shares of Pan American; or (iii) $15.60 in cash, subject to pro-ration under total aggregate cash and share pools of approximately $176 million and approximately 53 million Pan American shares, respectively, on a fully-diluted basis. Assuming full pro-ration, Minefinders shareholders will receive 0.55 shares of Pan American and $1.84 in cash, in exchange for each Minefinders share held. Each outstanding option of Minefinders shall be exchanged for an option of Pan American that will entitle the holder to receive, upon the exercise thereof, 0.6235 of a Pan American share at an exercise price equal to the exercise price of the exchanged Minefinders option divided by 0.6235 (subject to rounding).

The proposed transaction is subject to certain customary conditions, including court approval, the approval of not less than (i) 66-2/3% of the votes cast by Minefinders shareholders voting as a single class, and (ii) 66-2/3% of the votes cast by Minefinders shareholders and Minefinders option holders, voting together as a single class at a special meeting of Minefinders security holders that is expected to be held in March 2012, and not less than a majority of the votes cast at a special meeting of Pan American shareholders that is expected to be held on the same date. Pursuant to the Arrangement Agreement, the proposed transaction is also subject to applicable stock exchange and regulatory approvals and the satisfaction of certain closing conditions customary for transactions of this nature. The Arrangement Agreement also provides for, among other things, customary reciprocal board support and non-solicitation covenants (subject to "fiduciary out" provisions that entitle either party to consider and accept a superior proposal and a 5-business day "right to match" in favour of Pan American in the event of a superior proposal for Minefinders). The Arrangement Agreement also provides for reciprocal termination payments of $42 million and reciprocal expense reimbursement payments of $5 million in certain specified circumstances.

The boards of directors of Pan American and Minefinders have each unanimously determined that the proposed transaction is fair and in the best interest of their respective companies and recommend that their respective security holders vote in favour of the proposed transaction. CIBC World Markets, exclusive financial advisor to Pan American, and Scotia Capital, independent fairness opinion provider to the board of directors of Pan American, have each provided an opinion to the effect that the consideration offered to Minefinders shareholders is fair, from a financial point of view, to Pan American. BMO Capital Markets, exclusive financial advisor to Minefinders and its board of directors, has provided an opinion to the effect that the consideration to be received by Minefinders shareholders is fair, from a financial point of view, to Minefinders shareholders.

Minefinders’ directors and senior management, representing, in aggregate, approximately 3.5% of Minefinders’ fully diluted shares outstanding, have entered into customary voting support agreements pursuant to which, among other things, they have agreed to vote their Minefinders shares in favour of the proposed transaction.

If approved by security holders of Minefinders and shareholders of Pan American, the proposed transaction is expected to be completed by the end of March 2012.

The terms and conditions for the proposed transaction will be summarized in the Management Information Circulars to be mailed to Minefinders and Pan American securityholders, respectively, in February 2012. Copies of the Arrangement Agreement, the Management Information Circulars, and certain related documents and agreements will be filed with Canadian and U.S. securities regulators and will be available at the SEDAR website at www.sedar.com under Pan American's and Minefinders’ profiles, as applicable.

Pursuant to the indenture for Minefinders’ 4.5% convertible senior notes due in 2015, Pan American will make an offer to purchase the convertible notes at face value (including accrued and unpaid interest) within 30 days of the effective closing date of the Arrangement.

Advisors and Counsel

Pan American's exclusive financial advisor is CIBC World Markets Inc., and its legal counsel are Borden Ladner Gervais LLP and Skadden, Arps, Slate, Meagher & Flom LLP. Scotia Capital Inc. provided a fairness opinion to the Board of Directors of Pan American in connection with the Arrangement Agreement. Minefinders’ exclusive financial advisor is BMO Capital Markets and its legal advisors are Stikeman Elliott LLP and Dorsey & Whitney LLP.

Kingsdale Shareholder Services Inc. (“Kingsdale”) has been retained by Pan American to act as Proxy Solicitation and Information Agent in connection with the proposed transaction. Pan American and Minefinders shareholders with questions about the proposed transaction may contact Kingsdale toll-free at 1-877-657-5859. Outside of North America, please dial 416-867-2272, or email contactus@kingsdaleshareholder.com.

Conference Call

Pan American and Minefinders will host a joint conference call and webcast on January 23, 2012 at 11:00 am ET (8:00 am PT) to discuss this announcement. The conference call can be accessed by dialing toll free 1-800-319-4610 (Canada & USA) or by dialing 1-604-638-5340 from outside North America. A live webcast of the conference and the presentation will be accessible at https://services.choruscall.com/links/pan120123.html and on Pan American’s website at www.panamericansilver.com and on Minefinders’ website at www.minefinders.com.

The call will be available for replay for one week after the conference by dialing 1-604-638-9010 and entering code 6218 followed by the # sign.

About Pan American

Pan American’s mission is to be the world’s largest low-cost primary silver mining company by increasing its low-cost silver production and silver reserves. It has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns the Navidad project in Chubut, Argentina, and is the operator of the La Preciosa project in Durango, Mexico.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Pan American’s Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

Minefinders’ Information Contact
Jonathan Hackshaw
Director of Corporate Communications
(604) 687-6263 extension 113
jon@minefinders.com
www.minefinders.com

Footnotes

(1) Mineral Reserves and Resources:

Pan American Mineral Reserves and Resources

Classification	Tonnes (million)	Ag (g/mt)	Ag (million oz)	Au (g/mt)	Au (million oz)
Proven Reserves	25.4	167	136.4	0.53	0.4
Probable Reserves	16.6	177	94.3	0.49	0.3
Proven and Probable Reserves	42.0	171	230.7	0.52	0.7
Measured Resources	29.3	104	98.5	0.27	0.3
Indicated Resources	166.1	115	616.4	0.19	1.0
Measured and Indicated Resources	195.4	114	714.8	0.20	1.3
Inferred Resources	96.7	79	245.3	0.26	0.8

Minefinders Mineral Reserves and Resources

Classification	Tonnes (million)	Ag (g/mt)	Ag (million oz)	Au (g/mt)	Au (million oz)
Proven Reserves	71.9	31.0	71.6	0.6	1.4
Probable Reserves	51.4	28.7	47.4	0.5	0.9
Proven and Probable Reserves	123.3	30.0	119.0	0.6	2.3
Measured Resources	19.0	18.2	11.1	0.6	0.3
Indicated Resources	31.0	15.6	15.6	0.4	0.4
Measured and Indicated Resources	50.0	16.6	26.7	0.5	0.7
Inferred Resources	41.3	14.7	19.5	0.4	0.6

(2) Pro Forma cash balance based on Cash and Cash Equivalent balances as of September 30, 2011, adjusted for the cash component of the offer, the settlement of Minefinders’ convertible senior notes due 2011 and the expiration of Minefinders’ share purchase warrants on December 31, 2011. Excludes transaction expenses.

Additional Information Regarding Mineral Reserves and Mineral Resources

Michael Steinmann, P.Geo. Executive Vice President, Geology and Exploration of Pan American and Martin Wafforn, P. Eng., Vice President, Technical Services of Pan American, and Mark Bailey, President and CEO of Minefinders, are the “qualified persons” within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) adopted by Canadian Securities Administrators, who supervised the preparation of the scientific and technical information of Pan American and Minefinders, respectively, included in this press release. Incremental additions to Pan American’s Mineral Resources expected to result from a successful combination with Minefinders are based solely on scientific and technical information provided by Minefinders and neither Pan American nor Messrs. Steinmann or Wafforn accept any responsibility in respect of technical information of Minefinders contained in this press release. For more information on Pan American’s projects, readers should refer to Pan American’s Annual Information Form for the year ended December 31, 2010, dated March 31, 2011 and the technical reports referenced therein and Pan American’s Annual Report for the year ended December 31, 2010, each of which is available on SEDAR at www.sedar.com. For more information on Minefinders’ projects, readers should refer to Minefinders’ Annual Information Form for the year ended December 31, 2010, dated February 24, 2011 and the technical reports therein and Minefinders’ Annual Report for the year ended December 31, 2010, each of which is available on SEDAR at www.sedar.com.

Cautionary Note Regarding Mineral Reserve and Mineral Resource Estimates

Pan American and Minefinders are required to describe Mineral Resources associated with their properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of “Measured”, "Indicated" and "Inferred", which are Mineral Resource confidence categories recognized by Canadian regulations but not recognized by the United States Securities Exchange Commission (the "SEC"). The CIM definitions of Proven and Probable Mineral Reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and are required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into Mineral Reserves.  "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “Reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. The requirements of NI 43-101 for identification of “Reserves” are also not the same as those of the SEC, and Mineral Reserves reported by the Company in compliance with NI 43-101 may not qualify as “Reserves” under SEC standards.

Accordingly, information contained in this release containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Additional Information About the Transaction and Where to Find It

In connection with the proposed transaction, Pan American and Minefinders will file relevant materials with the SEC, including information circulars. Investors and securityholders are urged to read these documents (if and when they become available) and any other relevant documents filed by Pan American and Minefinders with the SEC, as well as any amendments or supplements to these documents because they will contain important information. Investors and securityholders may obtain these documents free of charge at the SEC's website at www.sec.gov.  In addition, the documents filed with the SEC by Pan American and Minefinders may be obtained free of charge by directing such request to: Kingsdale Shareholder Services at 1-877-657-5859. Outside of North America, please dial 416-867-2272, or email contactus@kingsdaleshareholder.com or from Pan American's website at www.panamericansilver.com or from Minefinders’ website at www.minefinders.com. Such documents are not currently available. Investors and securityholders are urged to read the information circulars and the other relevant materials when they become available before making any investment decision with respect to the proposed transaction. Securityholders who have questions about the Transaction can also contact Kingsdale. Kingsdale has been retained by Pan American to act as Information Agent for the Transaction.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS NEWS RELEASE, THE WORDS, “MAY” "BELIEVE", "EXPECT", "INTEND", "PLANS", "FORECAST", “CHANGES”, “FUTURE”, "POTENTIAL", "ANTICIPATED", "ESTIMATED", AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING THE COMPANIES’ OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING BUT NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, THE RECENT CHANGES TO THE LAWS OF BOLIVIA WITH RESPECT TO MINING, AND LAWS IN ARGENTINA WHICH IMPACT PAN AMERICAN’S ABILITY TO REPATRIATE FUNDS; THE ABILITY OF THE COMPANIES TO MAINTAIN AND REPAIR EQUIPMENT NECESSARY TO OPERATE THEIR MINES, PARTICULARLY FOR EXAMPLE, IN LIGHT OF RECENT CHANGES TO IMPORT AND EXPORT RESTRICTIONS IN ARGENTINA; FUTURE SUCCESSFUL EXPANSION OF THE DOLORES MINE AND DEVELOPMENT OF THE NAVIDAD PROJECT, THE LA PRECIOSA PROJECT, AND OTHER DEVELOPMENT PROJECTS OF THE COMPANIES; THE SUFFICIENCY OF THE COMPANIES’ CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR THEIR ABILITY TO RAISE NECESSARY FUNDS; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANIES; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANIES’ PROPERTIES; THE ESTIMATED COST OF SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REQUIREMENTS; REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANIES’ MINING PROJECTS; FORECAST NON-OPERATING SPENDING; FUTURE SALES OF THE METALS,

CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANIES; AND THE COMPANIES’ PLANS AND EXPECTATIONS FOR THEIR PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANIES’ CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANIES, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANIES HAVE MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANIES’ BUSINESSES; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS INCLUDING, AMONG OTHERS, CHANGES TO IMPORT AND EXPORT REGULATIONS AND LAWS RELATING TO THE REPATRIATION OF CAPITAL AND FOREIGN CURRENCY CONTROLS; POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANIES MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVEINS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANIES DO BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; PAN AMERICAN’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANIES’ TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO THE COMPANY’S BUSINESS" IN THE COMPANIES’ MOST RECENT FORMS 40-F AND ANNUAL INFORMATION FORMS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANIES HAVE ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANIES DO NOT INTEND, AND DO NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.